Humphry Slocombe Group, LLC
Statement of Cashflows
As of September 30, 2020

	2018	2019	Q1-Q3 2020
OPERATING ACTIVITIES			
Net Income	-735,573.03	-982,991.73	-480,321.39
Adjustments to reconcile Net Income to Net Cash provided by operations:			
11000 Accounts Receivable	50,763.25	18,346.03	-61,952.92
1211 Square AR - Ferry	0.00	-5.84	5.84
1230 DoorDash AR	0.00	-733.57	-3,945.20
1231 GrubHub AR	0.00	-1,917.94	-701.28
1251 Caviar AR	0.00	-1,988.37	1,988.37
1253 Postmates AR	0.00	0.00	-76.93
1256 UberEats AR	0.00	0.00	-132.11
13100 Inventory:Raw Materials	4,183.51	18,664.15	-3,381.04
13300 Inventory:Finished Products	-174,646.46	83,171.04	-67,900.00
13700 Inventory Reserve	-113,466.93	113,466.93	0.00
14100 Prepaid Expenses:Prepaid Expenses	-1,132.69	2,172.09	0.00
14102 Prepaid Expenses:City of Alameda	0.00	-809.02	809.02
14103 Prepaid Expenses:City of Berkeley	0.00	-118.30	118.30
14104 Prepaid Expenses:City of Daly City	0.00	-21.50	21.50
14105 Prepaid Expenses:City of Oakland	0.00	-59.52	59.52
14110 Prepaid Expenses:San Mateo	0.00	-138.00	138.00
14112 Prepaid Expenses:SF Tax Collector	0.00	3,194.57	-3,194.57
14113 Prepaid Expenses:Zenefits	0.00	-1,521.53	1,521.53
14300 Prepaid Expenses:Prepaid Insurance	-399.11	19,268.72	0.00
14301 Prepaid Expenses:Prepaid Insurance:Employers WC 6/19-5/20	0.00	-7,881.00	10,771.00
14302 Prepaid Expenses:Prepaid Insurance:Express Service Insurance	-3,859.26	2,070.91	1,187.44
14304 Prepaid Expenses:Prepaid Insurance:Prepaid Progressive 5/19-4/20	0.00	-3,721.28	3,721.28
14305 Prepaid Expenses:Prepaid Insurance:Employers WC 6/20-5/21	0.00	0.00	-733.50
14306 Prepaid Expenses:Prepaid Insurance:Prepaid Hartford	0.00	0.00	-70.10
14400 Prepaid Expenses:Prepaid Events	-7,395.00	-665.00	8,060.00
14600 Prepaid Expenses:Security Deposits	-36,000.00	-8,570.00	-1,000.00
14700 Other Receivables (OLD)	51,277.33	0.00	0.00
15250 Fixed Assets:Leasehold Improvements - depreciation	-271,346.32	0.00	0.00
15350 Fixed Assets:Production Equipment > $2.5K - depreciation	-167,583.62	0.00	0.00
15450 Fixed Assets:Furniture and Fixtures > $2.5K - Depreciation	-12,666.80	0.00	0.00
15550 Fixed Assets:Automobile - depreciation	-87,091.34	0.00	0.00
15601 Fixed Assets:Total Depreciation	615,319.00	108,285.00	0.00
16150 Intangible Assets:Accum Amort - Startup Cost	3,969.84	-4,339.58	0.00
20000 Accounts Payable	139,172.49	111,037.00	-120,097.88
21100 Company Credit Cards:Chase Ink CC *0242	61,924.77	-5,040.85	-6,906.25
21200 Company Credit Cards:Wells Fargo CC *8859	0.00	12,870.14	5,908.82
22100 Accrued Expenses	-6,415.70	-3,334.30	0.00
22101 Accrued Wages	8,007.78	-27,266.44	0.00
22500 Expensify Clearing	125.56	-125.56	0.00
2300 Sales Tax Payable	-8,524.22	4,247.78	0.00
2300bk Sales Tax Payable:Berkeley Payable	0.00	-0.37	0.44
2300dp Sales Tax Payable:Dogpatch payable	0.00	0.00	0.59
2300cu Sales Tax Payable:Cupertino Payable	0.00	-0.01	0.00
2300fy Sales Tax Payable:Ferry Payable	0.00	0.58	-1.09

2300hr Sales Tax Payable:Harrison Payable	0.00	-0.39	0.53
2300mr Sales Tax Payable:Morris Payable	0.00	0.00	-0.70
2300ok Sales Tax Payable:Oakland Payable	0.00	-0.05	-0.77
2300rc Sales Tax Payable:Redwood City Payable	0.00	0.22	-1.22
2300sf Sales Tax Payable:San Francisco Payable	0.00	-0.16	-101.12
2300vn Sales Tax Payable:Los Angeles Payable	0.00	0.35	0.12
2390 Sales Tax Payable:Sales Tax - Payments	0.00	11,682.00	10,904.00
2390.2020q3 Sales Tax Payable Q3 2020	0.00	0.00	15,940.00
24200 Payroll Liabilities:Payroll Clearing	-418.59	-447.32	0.00
24300 Payroll Liabilities:Payroll Liability	318.97	-5,405.61	0.00
24400 Payroll Liabilities:Tips Payable	685.43	-685.43	0.00
24995 Advance from WeFunder	0.00	94,225.63	72,764.09
24999 Commuter/Transit Payable	0.00	654.65	426.80
25000 Unearned Revenue	-1,272.11	0.00	0.00
26000 Gift Cards	8,326.93	7,470.80	23,174.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 51,856.71	$ 536,031.65	-$ 112,674.53
Net cash provided by operating activities	-$ 683,716.32	-$ 446,960.08	-$ 592,995.92
INVESTING ACTIVITIES			
15110 Fixed Assets:Computer And Software > $2.5K - cost	-6,461.35	0.00	0.00
15200 Fixed Assets:Leasehold Improvements	-349,665.44	-18,700.94	0.00
15300 Fixed Assets:Production Equipment > $2.5K - cost	50,034.35	-19,367.92	0.00
15400 Fixed Assets:Furniture and Fixtures > $2.5K - Cost	-1,294.79	-21,690.00	0.00
15500 Fixed Assets:Automobile - cost	14,739.25	0.00	0.00
Net cash provided by investing activities	-$ 292,647.98	-$ 59,758.86	$ 0.00
FINANCING ACTIVITIES			
2721c Square Loans:SQ Loan Berkeley:SQ Loan Berkeley Cost ~22%	0.00	-9,688.48	8,062.11
2721t Square Loans:SQ Loan Berkeley:SQ Loan Berkeley Total	0.00	75,602.88	-36,645.97
2722c Square Loans:SQ Loan Square Ferry:SQ Loan Square Ferry Cost 9%	0.00	-3,257.86	-5,759.26
2722t Square Loans:SQ Loan Square Ferry:SQ Loan Square Ferry Total	82,190.03	-57,574.36	35,537.73
2723c Square Loans:SQ Loan Harrison:SQ Loan Harrison Cost 19.75%	0.00	-2,048.74	399.17
2723t Square Loans:SQ Loan Harrison:SQ Loan Harrison Total	31,248.55	-15,762.93	15,205.32
2724c Square Loans:SQ Loan Oakland:SQ Loan Oakland Cost 19.25%	0.00	-1,682.97	-85.86
2724t Square Loans:SQ Loan Oakland:SQ Loan Oakland Total	24,046.62	-12,161.23	18,641.28
2751 Other Loans:Bluevine Nov 2019 - $2,259.25	0.00	37,047.73	-37,047.73
2752 Other Loans:WholeFoods Loan	-8,052.83	-8,466.26	-6,631.45
2753 Other Loans:Salt Partners Loan	0.00	106,333.27	-43,619.99
2754 Other Loans:Jina Osumi Loan	50,133.70	84,492.89	8,077.59
2755 Other Loans:Kabbage Loan	0.00	74,624.98	-74,624.98
2756 Other Loans:Bluevine July 2019 - $1,062.02	0.00	2,092.59	-2,092.59
2758 Other Loans:B-Side Loan #2	0.00	50,833.34	3,750.03
2759 Other Loans:B-Side Loan #1	0.00	55,000.00	4,124.97
2760 Other Loans:PPP Proceeds	0.00	0.00	431,726.43
2761 Other Loans:EIDL Loan	0.00	0.00	199,900.00
31000 Members Equity	0.00	163,205.00	194,226.63
Net cash provided by financing activities	$ 179,566.07	$ 538,589.85	$ 713,143.43
Net cash increase for period	-$ 796,798.23	$ 31,870.91	$ 118,647.51